PALATIN TECHNOLOGIES, INC. 4-B CEDAR BROOK DRIVE CEDAR BROOK CORPORATE CENTER CRANBURY, NJ 08512 TEL: 609-495-2200 FAX: 609-495-2201

November 17, 2014

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Johnny Gharib, Division of Corporation Finance
Jeffrey P. Riedler, Assistant Director

	Re:	Palatin Technologies, Inc. (the “Company”)
Withdrawal of Registration Statement on Form S-1
File No. 333-198992

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company requests that its Registration Statement on Form S-1 (File No. 333-198992), together with all exhibits thereto, initially filed on September 29, 2014 with the Securities and Exchange Commission (the “Commission”) and subsequently amended (collectively, the “Registration Statement”), be withdrawn effective immediately.

The Registration Statement was filed in connection with a proposed follow-on public offering of the Company’s common stock, $0.01 par value per share (the “Common Stock”).  The Company has determined, due to market conditions, not to proceed at this time with the registration and sale of Common Stock as contemplated by the Registration Statement.  The Registration Statement has not been declared effective, and the Company confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid in connection with the filing of the Registration Statement be credited for future use.

The Company requests that an order granting the withdrawal of the Registration Statement be issued as soon as reasonably practicable.  Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at the above-mentioned address, facsimile number (609) 495-2203, with a copy to Faith L. Charles, Thompson Hine LLP, 335 Madison Avenue, 12th Floor, New York, New York, 10017, email at Faith.Charles@thompsonhine.com, facsimile number (212) 344-6101.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) under the Securities Act.

If you have any questions with respect to this matter, please contact the Company’s legal counsel, Faith L. Charles of Thompson Hine LLP, at 212-908-3905.

Sincerely yours,

Palatin Technologies, Inc.

/s/ Stephen T. Wills
Stephen T. Wills
Chief Financial Officer, Chief Operating
Officer and Executive Vice President

cc:	Faith L. Charles, Thompson Hine LLP
Michael D. Maline, Goodwin Procter LLP
Stephen A. Slusher, Chief Legal Officer, Palatin Technologies, Inc.